# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Agrify Corporation, CIK 0001800637
CUSIP: 00853E404
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 2468 INDUSTRIAL ROW DRIVE, TROY, Michigan (MI), 48084
Date of event which requires filing of this statement: 12/31/2024
Amends the filing with accession number 0001213900-22-084065
Filed by CIK 0001831402
Persons authorized to receive notices and communications: Raymond Chang, c/o McCarter & English, LLP, 265 Franklin St., Boston, Massachusetts (MA), 02110, 617-449-6500

## Reporting persons
- Raymond Nobu Chang (CIK 0001831402): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 56; sole dispositive power 0; shared dispositive power 56; aggregate amount beneficially owned 56 (0% of the class)
  Comment: Consists of (i) 43 shares of Common Stock held by NXT3J Capital, LLC ("NXT3J"), an entity controlled by Mr. Chang, and (ii) options to purchase 13 shares of Common Stock that are held by Raymond Chang Jr., Mr. Chang's son, that are exercisable within 60 days of the date hereof.
  
  Mr. Chang disclaims beneficial ownership with respect to the shares held by NXT3J, and the options and shares held by Raymond Chang Jr., in each case except to the extent of his pecuniary interest therein.
  
  Based on 1,952,032 shares of Common Stock outstanding as of January 3, 2024, plus 13 shares of Common Stock issuable upon exercise of the options described in footnote (1) above.
- NXT3J Capital, LLC: type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 43; sole dispositive power 0; shared dispositive power 43; aggregate amount beneficially owned 43 (0% of the class)
  Comment: Consists of 43 shares of Common Stock held by NXT3J.
  
  Based on 1,952,032 shares of Common Stock outstanding as of January 3, 2024.
- Raymond Chang Jr.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 13; sole dispositive power 0; shared dispositive power 13; aggregate amount beneficially owned 13 (0% of the class)
  Comment: Consists of up to 13 shares of Common Stock issuable upon exercise of stock options held by Mr. Chang, Jr., that are exercisable within 60 days of the date hereof.
  
  Based on 1,952,032 shares of Common Stock outstanding as of January 3, 2025, plus 13 shares of Common Stock issuable upon exercise of the options described in footnote (1) above.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: Agrify Corporation
Address of issuer's principal executive offices: 2468 INDUSTRIAL ROW DRIVE, TROY, Michigan (MI), 48084
Comment:
EXPLANATORY NOTE

This Amendment No. 12 to the statement on Schedule 13D ("Amendment No. 12") amends the Schedule 13D originally filed by the Former Reporting Persons (as defined herein) on December 30, 2022, as amended by that certain Amendment No. 1 filed on October 31, 2023, Amendment No. 2 filed on January 29, 2024, Amendment No. 3 filed on March 1, 2024, Amendment No. 4 filed on March 29, 2024, Amendment No. 5 filed on May 23, 2024, Amendment No. 6 filed on August 6, 2024, Amendment No. 7, filed on August 16, 2024, Amendment No. 8 filed on September 4, 2024, Amendment No. 9 filed on October 24, 2024, Amendment No. 10 filed on November 7, 2024, and Amendment No. 11 filed on November 29, 2024 (collectively, the "Schedule 13D"), and relates to the shares of common stock, par value $0.001 ("Common Stock") of Agrify Corporation ("Issuer") beneficially owned by Raymond Nobu Chang ("Mr. Chang"), NXT3J Capital, LLC ("NXT3J"), and Raymond Chang Jr. (each, a "Former Reporting Person" and together, the "Former Reporting Persons") with respect to shares of Common Stock that they may be deemed to have beneficial ownership.

In accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, except as specifically provided herein, this Amendment No. 12 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 12 shall have the meanings ascribed to them in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

Each Former Reporting Person is the record owner of the securities set forth on their respective cover sheet. The percentage of outstanding Common Stock which may be deemed to be beneficially owned by each Former Reporting Person is set forth on Line 13 of each Former Reporting Person's cover sheet. Such percentage was calculated based on the 1,952,032 shares of Common Stock outstanding as of the date hereof. Notwithstanding the foregoing, Mr. Chang hereby disclaims beneficial ownership with respect to the securities held by NXT3J or Raymond Chang Jr., except to the extent of his pecuniary interest therein.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

On December 31, 2024, CP Acquisitions, LLC ("CP"), an entity affiliated with Raymond N. Chang, signed an Asset Purchase Agreement ("Asset Purchase Agreement") for the purchase of the cultivation business of Issuer and simultaneously closed such transaction. Under the Asset Purchase Agreement, CP agreed to acquire all assets related to the cultivation portions of the Issuer business from the Company, including but not limited to, the Issuer's Vertical Farming Units, the related Agrify total-turnkey solution assets and Agrify InsightsTM software solutions. In exchange for the cultivation business, CP, among other consideration, terminated the Settled Debt (as defined therein) with respect to the Issuer. The foregoing summary of the Asset Purchase Agreement does not purport to be complete.

The percentages used in this Schedule 13D are calculated based on 1,952,032 shares of Common Stock outstanding as of January 3, 2024.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) of the Schedule 13D is hereby amended and supplemented as follows:

As of the date of the Asset Purchase Agreement, each of the Former Reporting Persons is no longer a "Reporting Person" because each of the reporting persons has ceased to be the beneficial owner of more than five percent of the class of securities.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information provided or incorporated by reference in Item 5 of this Schedule 13D, is hereby incorporated herein by this reference thereto.

Item 6 is hereby amended and modified to include the following (which shall be in addition to the information previously included in the Schedule 13D):

Except as set forth in the Asset Purchase Agreement, or herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the call options, put options, security-based swaps or any other derivative securities, transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Signatures
- Raymond Nobu Chang: /s/ Raymond Nobu Chang, Raymond Nobu Chang (01/03/2025)
- NXT3J Capital, LLC: /s/ Raymond Nobu Chang, Raymond Nobu Chang/Manager (01/03/2025)
- Raymond Chang Jr.: /s/ Raymond Chang, Jr., Raymond Chang, Jr. (01/03/2025)